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                                                                     EXHIBIT 5

OPINION RE LEGALITY

Based upon representations by the Bancorp and a review of its corporate documents, Buxbaum & Chakmak, a Law Corporation, is of the opinion that shares of the Bancorp when sold for full price under the stock option Plan upon the exercise of options under the Plan will be legally issued, fully paid and non-assessable.